EXHIBIT 99.1

Compugen Ltd.
Notice of Annual General Meeting of Shareholders
To be Held on April 15, 2013

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Compugen Ltd. (the “Company”), an Israeli company, will be held at the Company’s offices at 72 Pinchas Rosen Street, Tel Aviv, Israel, on April 15, 2013 at 10:00 AM (Israel time) for the following purposes:

1.
To re-elect six directors to serve as members of the Board of Directors of the Company, including three who will serve as ‘external directors’ under Israeli law; and to approve the external directors’ remuneration;

2.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst and Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2013, and until the next annual general meeting. In addition, a review will be given of the fees paid by the Company to the independent registered public accounting firm for the professional services rendered for the year ended December 31, 2012;

3.	To receive and consider the report of the independent registered public accounting firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2012; and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of trading on March 18, 2013, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Two (2) or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate thirty-three and a third percent (33.33%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. Should no quorum be present within an hour from the time set for the Meeting, the Meeting shall be adjourned to April 22, 2013, at the same time and place. At such adjourned meeting, any two (2) shareholders present in person, by proxy or by proxy card, shall constitute a quorum.

Shareholders who do not expect to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy card and return it as promptly as possible in the enclosed stamped envelope. No postage is required if mailed in the United States. Joint holders of shares should take note that, pursuant to Article 36 (d) of the Company’s articles of association, the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Company’s shareholder register.

The Company urges all of its shareholders to review its most recent Annual Report on Form 20-F and its periodic reports on Form 6-K, which have been filed with the U.S. Securities and Exchange Commission and are available on the Investors section of the Company’s website at www.cgen.com. However, if you wish to be mailed a copy of the Company’s most recent Annual Report on Form 20-F or any other of the Company’s public filings, please send the Company a request through the Company’s website or call Investor Relations at +972-3-765-8585.

Thank you for your cooperation.	By Order of the Board of Directors, /S/ Mr. Martin S. Gerstel Martin S. Gerstel, Chairman of the Board Tel Aviv, Israel March 11, 2013

PROXY STATEMENT

COMPUGEN LTD.

72 Pinchas Rosen Street

Tel Aviv 69512, Israel

Annual General Meeting of Shareholders

To be Held on April 15, 2013

The enclosed proxy is being solicited by the Board of Directors (the “Board”) of Compugen Ltd. (the “Company” or “Compugen”) for use at the Company’s 2013 Annual General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 72 Pinchas Rosen Street, Tel Aviv, Israel, on April 15, 2013 at 10:00 AM (Israel time), or at any postponement or adjournment thereof.

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on March 18, 2013.

As of February 28, 2013, the Company had outstanding 37,227,329 ordinary shares, nominal (par) value of 0.01 New Israeli Shekels (“NIS”) each (the “Ordinary Shares”), each of which is entitled to one vote upon each of the matters to be presented at the Meeting.

Two or more shareholders, present in person, by proxy or by proxy card and holding shares conferring in the aggregate thirty-three and a third percent (33.33%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. Should no quorum be present within an hour from the time set for the Meeting, the Meeting shall be adjourned to April 22, 2013, at the same time and place. At such adjourned meeting, any two (2) shareholders present in person, by proxy or by proxy card, shall constitute a quorum.

All proposals set forth in the accompanying Notice of Annual General Meeting of Shareholders (the “Notice”) to be presented at the Meeting, require the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person, by proxy or by proxy card, and voting thereon, provided that pursuant to the Israel Companies Law 5759, 1999, as amended (the “Companies Law”), the election of external directors requires the majority set-forth in sub-section (A) below and the approval of the proposed remuneration of external directors requires the majority set-forth in sub-sections (A) and (B) below: (A) (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voting (abstentions are disregarded), or (ii) alternatively that the non-controlling shareholders and shareholders that do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder) who are present and voted against the election hold two percent or less of the voting power of the Company; (B) (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders or shareholders who do not have a personal interest in the matter who were present and voted against the proposed resolution, hold two percent or less of the voting power of the Company. The Company is not currently aware of any controlling shareholders as such term is defined for purposes of the Companies Law.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about March 18, 2013. The Company will bear the cost of solicitation of proxies, including preparation, assembly, printing and mailing, and will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners of Ordinary Shares.

In order to be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy shall be in writing in a form approved by the Company's Board and shall be delivered to the Company at its registered offices at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, Attention: General Counsel, or at the offices of the Company’s transfer agent at 6201 15th Avenue, Brooklyn NY 11219, not less than two (2) hours before the time fixed for the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting. A proxy card shall be delivered to the Company at its registered offices at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, Attention: General Counsel, or at the offices of the Company’s transfer agent at 6201 15th Avenue, Brooklyn, NY 11219, by no later than 11:59 p.m., New York time, on the last New York business day immediately preceding the date of the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered to the Company at its registered offices at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, Attention: General Counsel, or at the offices of the Company’s transfer agent at 6201 15th Avenue, Brooklyn, NY 11219, with respect to a proxy - not less than two (2) hours before the time fixed for the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting; and with respect to a proxy card, by no later than 11:59 p.m., New York time, on the last New York business day immediately preceding the date of the Meeting or adjourned meeting, or presented to the Chairman of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the proposals set forth in the Notice. The Company is not currently aware of any other matters to be presented at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table and notes thereto sets forth certain information, as of February 28, 2013 (except as noted below) regarding persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares as well as the Company's directors and officers as a group. As of February 28, 2013, the Company had outstanding 37,227,329 Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) and includes voting or investment power with respect to the securities. Ordinary Shares that may be acquired by an individual or group within 60 days of February 28, 2013, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ownership
Martin Gerstel (1)	2,385,015	6.32%
Directors and officers as a group (consist of 12 persons) (2)	4,202,362	10.76%

 (1)           Includes 500,000 shares held by Shomar Corporation, an affiliate of Mr. Martin S. Gerstel, 619,033 shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary and 734,735 shares held in a trust for which Martin Gerstel and his immediate family are the beneficiaries.  Also includes 531,247 shares subject to options that are currently exercisable or that become exercisable within 60 days of February 28, 2013.

 (2)           See note 1 above.  Includes an additional 5,000 shares and 1,812,347 shares subject to options that are currently exercisable or that become exercisable within 60 days of February 28, 2013 held by directors and officers other than Mr. Gerstel.

ITEM NO. 1

RE-ELECTION OF DIRECTORS

The articles of association of the Company (the “Articles”) provide that the minimum number of members of the Board is five (5) and the maximum number is fourteen (14). The Board is presently comprised of seven (7) members, six of whom are hereby being proposed for re-election. Mr. Alex Kotzer, the seventh director, is not standing for re-election. Three (3) of the nominees for re-election are hereby being proposed for re-election for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2014 and when their respective successors are duly elected. The other three (3) nominees for re-election, whose term of office will expire on April 14, 2013 are hereby being proposed for re-election, in accordance with the Companies Law, as external directors for a fixed term of three years from the date of their re-appointment by the shareholders. Other than the Company's three external directors, the Company’s directors are elected at each annual general meeting by a simple majority of the Company's shareholders present and voting thereon.

Under the Companies Law and the regulations promulgated pursuant thereunder, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as ‘external directors’.  No person may be appointed as an external director if such person is a relative of a controlling shareholder, or if such person, a relative, partner or employer of such person, or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed, with any controlling shareholder of the company, with a relative of such controlling shareholder at the time of the appointment, or with any entity controlled by the company or by a controlling shareholder of the company, or, if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, any affiliation, at the time of the appointment, to the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or to a shareholder holding 5% or more of the outstanding shares or voting rights of the company.  The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis or control, as well as service as an office holder (as that term is defined in the Companies Law) (which term includes a director).

In addition, no person may serve as an external director if: (a) the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director; (b) at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; (c) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange; (d) such person or such person’s relative, partner, employer or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has business or professional relations with any person or entity he or she should not be affiliated with, as described in the previous paragraph, unless such relations are negligible; or (e) such person received compensation, directly or indirectly, in connection with such person’s services as an external director, other than as permitted under the Companies Law and the regulations promulgated thereunder.  If, at the time of election of an external director, all other directors who are not controlling shareholders of such company or their relatives, are of the same gender, then the external director to be elected must be of the other gender.

External directors may receive compensation solely as provided for in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation Regulations”).

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications according to criteria set forth in regulations promulgated by the Israeli Minister of Justice, provided that at least one of the external directors has financial and accounting expertise. The board of directors must make the determinations as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration those criteria and matters set forth in the regulations. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. Our Board has determined that the minimum number of directors with financial and accounting expertise is one and that Dr. Arie Ovadia, one of the Company's external directors, qualifies as such.

External directors are elected for a term of three years at the general meeting of shareholders by a simple majority, provided that the majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voting (abstentions are disregarded), or that the non-controlling shareholders or shareholders who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder) who are present and voted against the election hold two percent or less of the voting power of the company.

External directors may be re-elected to two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred: (a) the reappointment of the external director has been proposed by one or more shareholders holding together one percent or more of the aggregate voting rights in the company, and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (i) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment (other than a personal interest which is not the result of an affiliation with a controlling shareholder) and abstentions are disregarded, and (ii) the total number of shares of shareholders who do not have a personal interest in the appointment (other than a personal interest which is not the result of an affiliation with a controlling shareholder) and/or who are not controlling shareholders, present and voting in favor of the appointment exceed two percent of the aggregate voting rights in the company; or (b) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director, as described in the previous paragraph.

However, under regulations promulgated pursuant to the Companies Law, companies, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Capital Market on which the Company’s Ordinary Shares are listed, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms generally applicable, provided that, if an external director is being re-elected for an additional term or terms beyond the three three-year terms: (i) the audit committee and board of directors must determine that, in light of the external director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the external director must be re-elected by the majority of shareholders required for the initial appointment of an external director and subject to the terms specified in the Companies Law; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders prior to their approval.

Following the termination of service of an external director, a public company, a controlling shareholder thereof and any entity controlled by a controlling shareholder, may not grant any benefit, directly or indirectly, to such external director, or to his or her relative, including, not appointing such external director, or his or her relative, as an office holder of such public company or of any entity controlled by a controlling shareholder of such public company, not employing such external director or his or her relative and not receiving professional services for pay from such external director or his or her relative, either directly or indirectly, including through a corporation controlled by such external director, or his or her relative, all until the lapse of two years from termination of office with respect to the external director, his or her spouse or child and until the lapse of one year from termination of office with respect to other relatives of the former external director.

Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director, and its audit committee and compensation committee must include all external directors.

Under the Companies Law, an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duty of loyalty and the shareholders vote, by the same majority required for the appointment, to remove the external director after the board of directors’ reasoning has been brought before the shareholders and the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duty of loyalty to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

The Companies Law also defines ‘independent directors’. An ‘independent director’ is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the subject company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. An independent director may be removed from office in the same manner that an external director may be removed and, upon termination of service as an independent director, is subject to the same restrictions with respect to receipt of benefits, service as an office holder, employment and provision of professional services as are applicable to external directors.

Regulations promulgated pursuant to the Companies Law provide that a director in a company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Capital Market in which the Company’s Ordinary Shares are listed, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards and who meets certain non-affiliation criteria, which are less stringent than those applicable to external directors, could be considered an ‘independent’ director pursuant to the Companies Law provided: (i) he or she has been approved as such by the audit committee; (ii) he or she has not served as a director for more than nine consecutive years; and (iii) his or her remuneration shall be the same as that applicable to external directors. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Furthermore, pursuant to these regulations, such company may reappoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if the audit committee and the board of directors determine that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is to the company’s benefit.

A nominee for service as a director in a public company may not be elected without submitting a declaration to the company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such.

A director, including an external director or an independent director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

In addition to the requirements of the Companies Law as described above, since the Company’s Ordinary Shares are listed on the NASDAQ Capital Market, pursuant to the NASDAQ Listing Rules, a majority of the Company’s directors must be independent (as defined by the NASDAQ Listing Rules). The Company complies with such NASDAQ independence requirement, as four of the seven current members of the Board – Professor Yair Aharonowitz, Professor Ruth Arnon, Dr. Arie Ovadia and Professor Joshua Shemer – have been determined by the Board to meet the NASDAQ independence requirements.

Professor Yair Aharonowitz, Dr. Arie Ovadia and Professor Joshua Shemer currently serve as the Company’s external directors, each of whom is also independent under the NASDAQ Listing Rules. The initial election of each of Professor Yair Aharonowitz, Dr. Arie Ovadia and Professor Joshua Shemer for a term of three years was approved by the Company’s shareholders at the Company’s annual general meeting of shareholders held on July 31, 2007. They were each re-elected by the Company’s shareholders on April 15, 2010  for an additional three year term that expires on April 14, 2013.

At the Meeting, six (6) of the Company's current seven (7) directors are candidates for re-election. The Board is recommending to shareholders, the election of each of these proposed nominees. With respect to the three (3) non-external directors proposed for re-election, Prof. Ruth Arnon, Mr. Martin Gerstel and Mr. Dov Hershberg, such re-election is for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2014 and when their respective successors are duly elected. With respect to Professor Yair Aharonowitz, Dr. Arie Ovadia and Professor Joshua Shemer, the nominees for re-election as external directors, such re-election is for a term of three years from their re-appointment by the shareholders. The Board has reviewed the qualifications of the nominees for re-election and is recommending that Prof. Ruth Arnon, Mr. Martin Gerstel and Mr. Dov Hershberg be re-elected at the Meeting as directors and that Professor Yair Aharonowitz, Dr. Arie Ovadia and Professor Joshua Shemer be re-elected at the Meeting as external directors.

It is intended that proxies (other than those directing the proxy holders to vote otherwise) will be voted for the re-election of Prof. Ruth Arnon, Mr. Martin Gerstel and Mr. Dov Hershberg as members of the Board, each to hold office until the expiration of their respective terms of appointment and until their respective successors shall have duly taken office unless their office is earlier vacated under any relevant provisions of the Articles or the Companies Law and for the re-election of Professor Yair Aharonowitz, Dr. Arie Ovadia and Professor Joshua Shemer as external directors, each to hold office for a term of three years from their re-appointment by the shareholders unless their office is earlier vacated under any relevant provision of the Companies Law.

If any of the nominees are unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

Set forth below are the names and certain other information concerning the directors of the Company (other than the retiring director, Mr. Kotzer) as of March 1, 2013:

Name	Age	Positions
Prof. Yair Aharonowitz	72	Director (1)(2) (3)
Prof. Ruth Arnon	79	Director
Martin S. Gerstel	71	Chairman of the Board
Dov Hershberg	73	Director
Arie Ovadia, Ph.D	63	Director (1)(2) (3)
Prof. Joshua Shemer	65	Director (1)(2) (3)
(1) Serves as an external director pursuant to the Companies Law. (2) Member of the Audit Committee of the Board. (3) Member of the Compensation Committee of the Board

Yair Aharonowitz, Ph.D. joined Compugen’s board of directors as an external director in July 2007 and was reappointed as an external director in April 15, 2010.  He is a Professor (Emeritus) of Microbiology and Biotechnology at Tel Aviv University (TAU). He was a visiting scientist at Oxford University, an Alberta Heritage Fellow at the University of Alberta, Edmonton, and a visiting professor at the Karolinska Institute and at the University of British Columbia. Professor Aharonowitz’s research interests include the molecular genetics and biosynthesis of antibiotics, molecular biology of microbial pathogens and the development of new targets for new antibiotics. He served as TAU Vice President and Dean for R&D (1997-2001), Chairman of the Department of Microbiology and Biotechnology and Chairman of the Institute of Biotechnology and served as a member of the TAU Executive Council. He served as the Chairman of Ramot Fund for Applied Research, as a member of TAU committee for strategic planning, on the TAU patent committee and was a member of the National Committee for Biotechnology. He is a Fellow of the American Academy of Microbiology.

Prof. Ruth Arnon joined Compugen’s board of directors in May 2007. Formerly the Vice-President of the Weizmann Institute of Science (1988-1997), she is a noted immunologist, having joined the Institute in 1960.  She served as Head of the Department of Chemical Immunology, Dean of the Faculty of Biology and Director of the Institute's MacArthur Center for Molecular Biology of Tropical Diseases. Prof. Arnon has made significant contributions to the fields of vaccine development, cancer research and to the study of parasitic diseases. Along with Prof. Michael Sela, she developed Copaxone® a drug for the treatment of multiple sclerosis which is presently marketed worldwide.  Prof. Arnon is a member of the Israel Academy of Sciences and presently serves as its President. She is an elected member of the European Molecular Biology Organization, served as President of the European Federation of Immunological Societies and as Secretary-General of the International Union of Immunological Societies. Her awards include the Robert Koch Prize in Medical Sciences, Spain's Jiminez Diaz Memorial Prize, France's Legion of Honor, the Hadassah World Organization's Women of Distinction Award, the Wolf Prize for Medicine, the Rothschild Prize for Biology, the Israel Prize and she received an Honorary Doctorate from Ben-Gurion University and from the Tel Aviv University. In addition, Prof. Arnon is the incumbent of the Paul Ehrlich Chair in Immunochemistry at the Weizmann Institute.

Martin S. Gerstel has served as Compugen’s Chairman of the board of directors since 1997, other than from February 2009 to February 2010, during which time he served as either CEO or co-CEO and, in both cases, as a member of the board of directors. Prior to Compugen, Mr. Gerstel was co-chairman and CEO of ALZA Corporation, which he helped found in 1968. Mr. Gerstel is the Chairman of Evogene Ltd., Keddem Bioscience Ltd., the co-founder and co-chairman of Itamar Medical Ltd., and serves as a director of Yissum Ltd., Yeda Ltd. and the U.S. Foundation for the National Medals of Science and Technology. He is a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science and the Board of Governors of The Hebrew University of Jerusalem, and is an advisor to the Burrill Life Science Funds and the board of the Israel-U.S. Binational Industrial Research and Development (“BIRD”) Foundation. Mr. Gerstel holds a B.S. from Yale University and an MBA from Stanford University.

Dov Hershberg was appointed as a member of the board of directors in February 2009, prior to which he served as a consultant to the board of directors. From February 2009 through February 2010, Mr. Hershberg served as Chairman of the board of directors.  Mr. Hershberg previously managed the Israel-U.S. Binational Industrial Research and Development (“BIRD”) Foundation from 1997 through 2006.  He is currently a founder and executive director of Powermat Technologies Ltd., a wireless electricity company.  Prior to joining BIRD, Mr. Hershberg held various senior management positions in software development, marketing and sales. He was the founder and CEO, with colleagues from Stanford University, of Molecular Applications Group which created software in biomedical research. He spent eleven years at Digital Equipment Corporation in various senior management positions in product development, marketing and sales and worked as a mathematician in the Israeli Aircraft Industry.  Mr. Hershberg holds graduate degrees in Mathematics, from the Hebrew University in Jerusalem, Israel and in Applied Mathematics and Operations Research from Columbia University in New York City.

Arie Ovadia, Ph.D. joined Compugen’s board of directors as an external director in July 2007 and was reappointed as an external director on April 15, 2010. He advises major Israeli companies on finance, accounting and valuations, and is a member of the board of directors of several corporations, including Strauss Ltd., Israel Petrochemical Industries Ltd., ViryaNet Ltd., Bazan Ltd., Scailex Corporation Ltd., Maxtech Technologies Ltd., Carmel Olefins Ltd. and Elron Electronic Industries Ltd. He has taught at New York University, Temple University and, in Israel, at Tel Aviv and Bradford Universities and The College of Management. Dr. Ovadia served as a member of the Israeli Accounting Board, and is a 14-year member of the Israel Securities Authority. Dr. Ovadia holds an undergraduate degree and an MBA from Tel Aviv University, and earned his Ph.D. in economics from the Wharton School at the University of Pennsylvania.

Prof. Joshua Shemer joined Compugen’s board of directors as an external director in July 2007 and was reappointed as an external director on April 15, 2010.  He is Full Professor of Medicine at the Tel Aviv University. In addition, he is the Chairman of Assuta Medical Centers in Israel and a member of the Board of Directors of Maccabi Healthcare Services in Israel. Prof. Shemer is a director of the Israeli center for medical technology assessment in healthcare in Gertner Institute, Tel Hashomer.  Prof. Shemer is an Associate Editor at IMAJ and Harefuah, and a member of the Editorial Board of the International Journal of Technology Assessment in Health Care. Prof. Shemer teaches Medical Technology Management at the Faculty of Business Administration at Tel Aviv University.  He was a member and former chairman of the National Public Committee for Updating the National List of Health Services in Israel and the National Council for Trauma of the Israeli Ministry of Health. Most recently, Prof. Shemer was the Director-General of Maccabi Healthcare Services. Prof. Shemer was formerly Director-General of the Ministry of Health and Surgeon General of the Israel Defense Forces Medical Corps. Prof. Shemer has published five books and more than 200 peer reviewed articles. Additionally, Prof. Shemer is an external director of El-Al Airlines. He is a graduate of the Hebrew University and Hadassah School of Medicine and Board certified in Internal Medicine in Israel.

Audit Committee

The Companies Law requires public companies such as the Company to appoint an audit committee comprised of at least three directors, including all of the external directors, the majority of whom must be independent directors. The Companies Law further stipulates that the following may not be members of the audit committee: (a) the chairman of the board of directors; (b) any director employed by or providing services on an ongoing basis to the company, to a controlling shareholder or an entity controlled by a controlling shareholder of the company; (c) a director whose livelihood depends on a controlling shareholder; or (d) a controlling shareholder or any relative of a controlling shareholder. The Companies Law further requires that: (i) the chairman of the audit committee be an external director; (ii) generally, any person who is not entitled to be a member of the audit committee may not attend the audit committees meetings; and (iii) the quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee be a majority of the members of the audit committee provided that the majority of the members present are independent directors and at least one of them is an external director.

The responsibilities of the audit committee under the Companies Law include: (a) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) with respect to certain actions involving conflicts of interest and with respect to certain related party transactions, deciding whether such actions are material actions and whether such transactions are extraordinary transactions, respectively, all for the purpose of approving such actions or transactions; (c) reviewing and deciding whether to approve certain related party transactions and certain actions involving conflicts of interest; (d) approving the internal auditor’s work program; (e) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (f) examining the independent registered public accounting firm's scope of work as well as the external auditor’s fees and providing the corporate organ responsible for determining the external auditor’s fees with its recommendations; and (g) providing for arrangements as to the manner in which the company will deal with employee complaints with respect to deficiencies in the management of the company’s business and the protection to be provided to such employees.

Under the NASDAQ Listing Rules the audit committee is responsible for the appointment, compensation, retention and oversight of the work of the company’s independent registered public accounting firm, among other things.  However, under Israeli law, the appointment of independent registered public accounting firm requires the approval of the shareholders of the company and its compensation require the approval of the shareholders of the company or the board of directors if so determined by the shareholders or in the company’s articles of association. Our Articles authorize the Company's Board to determine the compensation of the Company’s independent registered public accounting firm.  In addition, pursuant to the Companies Law, the audit committee is required to examine the independent registered public accounting firm’s fees and to provide its recommendations with respect thereto to the appropriate corporate organ.  Accordingly, the appointment of the independent registered public accounting firm will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders and the compensation of the independent registered public accounting firm will be required to be approved by the Audit Committee and recommended to the Board and approved by the Board.

Compensation Committee

Under a recent amendment to the Companies Law which became effective on December 12, 2012 (the “2012 Amendment”), the Companies Law requires public companies to appoint a compensation committee comprised of at least three directors, including all of the external directors, who generally must also constitute a majority of the members. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with the Compensation Regulations.  In addition, the chairperson of the compensation committee must be an external director.

The Companies Law further stipulates that directors who are not qualified to serve on the audit committee, as described above, may not serve on the compensation committee either and that similar to the audit committee, generally, any person who is not entitled to be a member of the compensation committee may not attend the compensation committee’s meetings.

The responsibilities of the compensation committee under the Companies Law include: (i) making recommendations to the Board with respect to the approval of the Company's compensation policy which, pursuant to the 2012 Amendment needs to be approved by the Company by September 11, 2013 (the “Compensation Policy”), and any extensions thereto; (ii) periodically reviewing the implementation of the Compensation Policy and providing the Board with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders (as such term is defined in the Companies Law); and (iv) in accordance with the provisions of the Companies Law, resolving whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Under the Companies Law, the compensation committee may need to seek the approval of the Board and the shareholders for certain compensation decisions. Professor Yair Aharonowitz, Dr. Arie Ovadia and Professor Joshua Shemer are the current members of the Compensation Committee, all of whom are external directors in accordance with the Companies Law and each of whom is an ‘independent director’ in accordance with the NASDAQ listing standards.

Nominating Committee

The Board does not maintain a nominating committee. The functions of such committee is performed by the full Board.  This practice is compliant with Israeli law and, as a foreign private issuer under the SEC’s rules, the Company has elected, pursuant to NASDAQ Listing Rule 5615(a)(3), to follow Israeli practice, in lieu of compliance with NASDAQ Listing Rule 5602(d) or 56025605(e).

Directors’ Remuneration under the Companies Law

Prior to the 2012 Amendment, arrangements with respect to the terms of office and employment of office holders required the approval of the audit committee and of the board of directors and, with respect to the terms of office and employment of directors, also the approval of the shareholders, generally by a simple majority. Following the 2012 Amendment, public companies are required to appoint a compensation committee that replaces the audit committee with respect to the approval of these matters.

Pursuant to the 2012 Amendment, any arrangement between a public company and an office holder of the company as to such office holder’s terms of office and employment, including exemption of the office holder from liability for breach of his or her duty of care to the company, an undertaking to indemnify the office holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid, now generally requires the approval of the company’s compensation committee and the board of directors and, with respect to directors and the chief executive officer, also the company’s shareholders.

In addition, pursuant to the 2012 Amendment, the terms of office and employment of an office holder must be in accordance with the Compensation Policy. The Compensation Policy must be based on those considerations, must include those provisions and needs to reference those matters as are detailed in the Companies Law. The Compensation Policy must be approved by the company’s board of directors after considering the recommendations of the compensation committee, as well as by the company’s shareholders by a simple majority, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders or shareholders who do not have a personal interest in the matter who were present and voted against the policy, hold two percent or less of the voting power of the company (the “Compensation Majority”). In special circumstances, deviations from the Compensation Policy may be approved, provided the same considerations, provisions and references that are relevant to the Compensation Policy are taken into account and complied with, and shareholder approval by the Compensation Majority, is obtained.

The compensation committee and the board of directors may override the resolution of the shareholders (other than with respect to directors) following a re-discussion of the matter and for specified reasons.

A Compensation Policy that is for a period of more than three years generally needs to be brought for approval in accordance with the above procedure every three years.

Notwithstanding the above, the amendment of existing terms of office and employment of office holders (other than directors), requires the approval of the compensation committee only, if the committee determines that the amendment is not material in relation to its existing terms.

During the transition period, until a Compensation Policy is adopted, the compensation committee and the board of directors need to approve the terms of office and employment of office holders and any amendments thereto. Such approval must be based on, must include and needs to reference the same matters as those required with respect to the Compensation Policy. With respect to directors and the chief executive officer, shareholder approval by the Compensation Majority is also required.

The provisions of the 2012 Amendment apply to terms of office and employment of office holders and any extension thereto approved on and after December 12, 2012, provided that during the transition period, until a Compensation Policy is adopted, the provisions of the 2012 Amendment will not apply to the approval of an extension without change of the terms of office and employment of office holders that had been determined prior to December 12, 2012.

Directors' Remuneration

The Company’s Audit Committee, Board and shareholders previously approved the following compensation for each of the Company’s non-management directors:

(i) an annual amount of $10,000, and an additional annual amount of $5,000 to be paid to non-management Board members who serve on one or more of the Board committees;

(ii) a per meeting day fee of $1,000 per participation in Board and/or committee meetings on a given day, provided that if such participation is both by telephone and less than 4 hours in total, then such “per meeting day” fee shall be $500; and

(iii) a grant of options to purchase 10,000 of the Company’s Ordinary Shares each calendar year to each non-management director then serving on the Board, at an exercise price equal to the closing price on the date of such grant, as reported by The NASDAQ Capital Market. 3,333 of such options vest on each of the first two anniversary dates of such grant and 3,334 on the third anniversary date. Notwithstanding the terms of the relevant plan, all options granted to non-management directors shall be fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of Company’s equity or voting power by any shareholder or group of shareholders. Notwithstanding the terms of the relevant plan, all options granted which shall be vested as of the date of termination of services by a non-management director to the Company, may be exercised within one year after the cessation of his or her term as a director of the Company.

VAT is added to the above compensation in accordance with applicable law.

Each non-management director who is re-elected at the Meeting would be remunerated in the manner discussed above.

Mr. Martin Gerstel, Compugen’s active Chairman of the Board, is not entitled to receive the above compensation granted to non-management directors. Effective as of March 1, 2010, and following the approval of the Company's Audit Committee, Board and shareholders, the Company entered into an employment agreement with Mr. Gerstel. As part of this employment agreement, the Company’s shareholders have approved the following compensation to Mr. Gerstel: (i) a gross monthly salary of NIS 42,000 (approximately $11,350) which will remain at NIS 42,000 regardless of exchange rate fluctuations, and (ii) a one-time grant of options to purchase 125,000 of the Company’s Ordinary Shares at an exercise price of $5.00 per share. Such options vest on a monthly basis during calendar year 2013 as follows: 1/12th vested on each of January 31, 2013 and February 28, 2013 and an additional 1/12th shall vest on the last day of each of the remaining 10 months of such year. These options shall expire on February 28, 2020. The employment agreement may be terminated by either party by providing 90 days prior written notice. Mr. Gerstel is further entitled to certain other employment terms customary under Israeli law.

In addition, on July 3, 2012 our shareholders approved a one-time grant of options to Mr. Gerstel to purchase 62,500 Ordinary Shares. The exercise price of such options is $4.01 per share. Such options are subject to the terms and conditions of the Company’s 2010 Share Incentive Plan except that the options shall vest as follows: beginning on January 31, 2014 and ending on December 31, 2014, 1/12 of the options shall vest on the last day of each month during 2014. These options shall expire on July 26, 2021, unless they expire earlier in accordance with the terms of the Company’s 2010 Share Incentive Plan.

If re-elected at the Meeting, Mr. Martin Gerstel, would continue to be remunerated in the manner discussed above and as previously approved by the shareholders; no additional options or other compensation is being proposed.

External Directors' Remuneration

The Company’s Compensation Committee and Board approved, in accordance with the Companies Law and the Compensation Regulations and subject to shareholder approval, that each of the external directors, if elected, shall be entitled to receive fees in connection with their service as external directors and their participation in Board meetings as well as meetings of committees of the Board equivalent to the compensation payable to non-management directors detailed above, and shall also be eligible to receive options to purchase Ordinary Shares on an annual basis equal to the number of Ordinary Shares subject to the options being granted to each non-management director on terms substantially similar to those described above, to be granted on July 31 of each calendar year, to each external director then serving on the Board, subject (other than as described herein), to the terms and conditions of the Company’s 2010 Share Incentive Plan, provided however that the compensation paid to the Company's external directors shall be no less than the Minimum Amount (as such term is defined in the Compensation Regulations) that must be paid to external directors of the Company in accordance with the Compensation Regulations. As of the date of this proxy statement, the annual and per meeting Minimum Amount that must be paid to the Company's external directors is approximately NIS25,875 and NIS1,220, respectively (approximately US$6,980 and US$330, respectively, according to the US Dollar-NIS representative exchange rate on February 28, 2013 of $1.00=NIS3.708). According to the Compensation Regulations, the Minimum Amounts are adjusted twice annually based on the Israeli Consumer Price Index.

In addition, the Company's Compensation Committee and Board have resolved, in accordance with the Companies Law and the Compensation Regulations and subject to shareholder approval, that in the event that, during their term as external directors, the Company increases the remuneration payable, whether the annual payment or the participation compensation, to any ‘other directors’, as such term is defined in the Compensation Regulations, or grants additional options to purchase Ordinary Shares or other stock-based remuneration to ‘other directors’, each external director will be entitled, without further approval, to receive additional remuneration, if necessary, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such ‘other directors’ as annual payment or as participation compensation, respectively, or be granted additional options to purchase such number of additional Ordinary Shares as is equal to the average number of additional Ordinary Shares subject to the options being granted to such ‘other directors’ and on substantially similar terms, or receive such other stock-based remuneration required in order to align their compensation with the average compensation payable, including average stock-based remuneration awarded, to ‘other directors’, as applicable.

Approval of the above remuneration to the Company's external directors is now being sought from the Company’s shareholders.

In addition, the shareholders of the Company have in the past resolved to approve the purchase of insurance coverage in respect of the liability of its office holders (including directors); to indemnify its office holders (including directors) to the fullest extent permitted by law; and to exempt its office holders (including directors) to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of their duty of care to the Company

All directors who are re-elected at the Meeting, including external directors, would benefit from the insurance, indemnification and exemption, discussed above.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that:

(a)
Prof. Ruth Arnon be, and she hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2014 and when her successor has been duly elected;

(b)
Mr. Martin Gerstel be, and he hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2014 and when his successor has been duly elected;

(c)
Mr. Dov Hershberg be, and he hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2014 and when his successor has been duly elected;

(d)
Professor Yair Aharonowitz, be, and he hereby is, re-elected to serve as an external director as defined in the Israeli Companies Law, 5759-1999, for a term of three years from the date of his re-appointment by the shareholders, and that his remuneration and benefits as presented in the Company’s Proxy Statement for its 2013 Annual General Meeting of Shareholders be approved;

(e)
Dr. Arie Ovadia be, and he hereby is, re-elected to serve as an external director as defined in the Israeli Companies Law, 5759-1999, for a term of three years from the date of his re-appointment by the shareholders, and that his remuneration and benefits as presented in the Company’s Proxy Statement for its 2013 Annual General Meeting of Shareholders be approved; and

(f)
Professor Joshua Shemer be, and he hereby is, re-elected to serve as an external director as defined in the Israeli Companies Law, 5759-1999, for a term of three years from the date of his re-appointment by the shareholders, and that his remuneration and benefits as presented in the Company’s Proxy Statement for its 2013 Annual General Meeting of Shareholders be approved.”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of the resolutions under (a) to (c) above.

The approval of the resolutions under (d) to (f) above require the affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card, provided that (A)(i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voting, or (ii) alternatively that the non-controlling shareholders and shareholders that do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder) who are present and voted against the election hold two percent or less of the voting power of the Company, and (B)(i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders or shareholders who do not have a personal interest in the matter who were present and voted against the proposed resolution, hold two percent or less of the voting power of the company. The Company is not currently aware of any controlling shareholders as such term is defined for purposes of the Companies Law.

The re-election of each of these nominees will be voted upon separately at the Meeting.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

Please note:

Pursuant to the Companies Law, in order for your vote with respect to the election of the external directors and/or the remuneration and benefits to be paid to them (resolutions (d) to (f) above) to be counted, you must indicate on your proxy or proxy card, or inform the Company at the Meeting and prior to voting thereon, (i) whether you are a controlling shareholder of the Company or if any of the following persons or entities have a personal interest in electing the external directors and/or approving their remuneration and benefits as a result of an affiliation with a controlling shareholder or (ii) if you or any of the following otherwise have a personal interest in the approval of the remuneration and benefits to be paid to the external directors:

•	your spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouses of any of these people (a "Relative")

•	any entity in which you or a Relative of yours hold 5% or more of such entity's outstanding shares or voting rights

•	any entity in which you or a Relative of yours is a director or general manager, or in which you or a Relative of yours have the power to appoint one or more directors or the general manager

•	a person voting under a proxy given by you

ITEM NO. 2

RE-APPOINTMENT OF AUDITORS

The Company’s current independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“KFGK”), is hereby being nominated for re-election as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2013, and until the next annual general meeting.

Under the NASDAQ Listing Rules the audit committee is responsible for the appointment, compensation, retention and oversight of the work of the company’s independent registered public accounting firm, among other things. However, under Israeli law, the appointment of independent registered public accounting firm requires the approval of the shareholders of the company and its compensation requires the approval of the shareholders of the company or the board of directors if so determined in the company’s articles of association. The Articles have authorized the Board to determine the compensation of the Company’s independent registered public accounting firm.  In addition, pursuant to the Companies Law, the audit committee is required to examine the independent registered public accounting firm’s fees and to provide its recommendations with respect thereto to the appropriate corporate organ.  Accordingly, the appointment of the independent registered public accounting firm will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders and the compensation of the independent registered public accounting firm will be required to be approved by the Audit Committee and recommended to the Board and approved by the Board.

The Audit Committee has reviewed, and is satisfied with, the performance of KFGK, and has approved their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013, and until the next annual general meeting. Approval of that appointment is now being sought from the Company’s shareholders.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, KFGK. These services may include audit services, tax services and other consulting services, as described above. The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2011 and 2012 were pre-approved by the Audit Committee in accordance with these procedures.

The following table presents the fees paid or to be paid by the Company to KFGK for professional services rendered in the years ended December 31, 2012 and 2011

	2012	2011
Audit Fees (1)	$104,000	$94,000
Audit Related Fees (2)	$-	$-
Tax Fees (3)	$15,000	$6,000
All Other Fees (4)	$51,000	$6,000
Total	$170,000	$106,000

(1)           Fees for professional services rendered by KFGK in connection with the integrated audit (including review of internal control over financial reporting) of the Company’s consolidated annual financial statements and review of the Company’s unaudited interim financial statements.

(2)           Fees for professional services rendered by KFGK in connection with the audit and other assignments.

(3)           Fees for services rendered by KFGK in connection with tax compliance tax advice and tax planning which in year 2012 and 2011 were related to Annual Israeli tax reports, Approved Enterprise request submission, Foreign vendors withholding tax exempt request submission and consultancy relating to Israeli tax withholding assessment.

(4)           Fees for other consulting services rendered by KFGK to the Company including consultancy and consents with respect to Forms F-3 filed with the SEC.

Subject to the approval of this proposal, the Audit Committee and the Board will fix the remuneration of KFGK for their services in 2013 and until the next annual general meeting in accordance with the volume and nature of their services to the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013, and until the next annual general meeting.”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of such resolution.

The Audit Committee recommends that the shareholders vote “FOR” the proposed resolution.

CONSIDERATION OF THE REPORT OF THE INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM AND THE CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, the report of the independent registered public accounting firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2012, will be presented for discussion. The representative of KFGK present at the Meeting will be available to respond to appropriate questions from shareholders concerning the report of the independent registered public accounting firm and the Consolidated Financial Statements of the Company.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors, /S/ Martin S. Gerstel Martin S. Gerstel Chairman of the Board Tel Aviv, Israel March 11, 2013